                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             NUR MACROPRINTERS LTD.
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                       (Name of Subject Company (Issuer))

                             NUR MACROPRINTERS LTD.
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                       (Names of Filing Person (Offeror))

           OPTIONS TO PURCHASE ORDINARY SHARES WITH AN EXERCISE PRICE
                      EQUAL TO OR GREATER THAN $1.50 (US)
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                         (Title of Class of Securities)
                                   M75165106
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                     (CUSIP Number of Class of Securities)

                                   NETA BLOCH
                          12 Abba Hillel Silver Street
                                       Lod
                                 71111, Israel
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            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

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                                    Copy to:
                                RUBI FINKELSTEIN
                       Orrick, Herrington & Sutcliffe LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                 (212) 506-5000
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                            CALCULATION OF FILING FEE

           Transaction Valuation*                Amount of Filing Fee
               $10,819,998.525                        $995.43**

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,027,166 ordinary shares of NUR Macroprinters Ltd. having an aggregate value of $10,819,998.525 as of May 16, 2002 will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the "weighted average exercise price" of the eligible options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals .000092 of such value.

  **Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:     $995.43
               Form or Registration No.:   Schedule TO-I (File No. 5-56015)
               Filing Party:               NUR Macropritners Ltd.
               Date of Filing:             May 16, 2002

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:




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     | | third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     | | going-private transaction subject to Rule 13e-3.
     | | amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |




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         This Amendment No. 1 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2002 (the "Original Statement"), relating to the Offer (as defined in the Original Statement) by NUR Macroprinters Ltd. to eligible optionholders to exchange, for compensatory purposes, all outstanding options to purchase ordinary shares of NUR granted under NUR's 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option/Stock Purchase Plan (together, the "Stock Option Plans") that (a) have an exercise price equal to or greater than $1.50 (US) or (b) were granted to a participating optionholder between (i) the date that is six months preceding the date the Offer commences, and (ii) the date on which the options are cancelled that have a lower exercise price than any option that optionholder tenders ("Eligible Options"), for replacement options to purchase ordinary shares of NUR upon the terms and subject to the conditions described in the Offer.

         Except as provided in the Amendment, the terms and conditions previously set forth in the Offer remain unaltered by the Amendment. Capitalized terms used and not defined in the Amendment have the meaning given to such terms in the Original Statement and its exhibits.

Item 1. Summary Term Sheet.

         The information set forth in the cover page and the section entitled "Summary: Frequently Asked Questions" in the Offering Memorandum is hereby amended to clarify that in the event NUR is required to extend the Offer pursuant to Rule 13e-4(a)3, the offer will remain open until midnight of the last date of the required time period. For purposes of Rule 13e-4(a)3, "business day" shall consist of the time period from 12:01 am through 12:00 midnight Eastern Time.

Item 4. Terms of the Transaction.

         (a) The information set forth in Offering Memorandum in the cover page, the section entitled "Summary: Frequently Asked Questions," Section 1 ("Eligible Options; Replacement Options; Employment Status; Expiration and Extension of Offer; Notification"), Section 6 ("Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement"), and Section 17 ("Extension of Offer; Termination; Amendment; Notification") is hereby amended to clarify that in the event NUR is required to extend the Offer pursuant to Rule 13e-4(a)3, the offer will remain open until midnight of the last date of the required time period. For purposes of Rule 13e-4(a)3, "business day" shall consist of the time period from 12:01 am through 12:00 midnight Eastern Time.

         In addition, the first paragraph of Section 7 ("Conditions To The Offer; Waiver Of Conditions") is hereby amended to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, on the day following the Expiration Time (or as soon as practicable thereafter), we plan to accept for exchange and cancellation all options that have been properly tendered and not validly withdrawn before the Expiration Time. Subject to our rights to extend, terminate and amend the Offer, we currently plan to accept as soon as practicable after the Expiration Time all properly tendered options that are not validly withdrawn by that time. We may terminate or amend the Offer or postpone our acceptance and cancellation of any options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Exchange
         Act), if at any time after the commencement of the Offer and before the Expiration Time, we determine that any of the following events has occurred and that, in our reasonable judgment and regardless of the circumstances giving rise to the event, the occurrence of which makes it inadvisable for us to proceed with the Offer or with the acceptance and cancellation of options properly tendered for exchange:"

         Lastly, the final bullet point under "Conditions to the Offer" of
Section 7 of the Offering Memorandum is hereby amended to read as follows:




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                  "any change or changes occurs in our business, condition
         (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us."




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NUR Macroprinters Ltd.

Date:  June 7, 2002                       /s/ Erez Shachar
                                          President and Chief Executive Officer